Exhibit 3.1

FOURTH AMENDMENT TO THE FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
ENTERPRISE GP HOLDINGS L.P.

This Fourth Amendment (this “Fourth Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P. dated effective as of November 22, 2010 (the “Partnership Agreement”) is hereby adopted by EPE Holdings, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, the Partnership has entered into an Agreement and Plan of Merger, dated as of September 3, 2010 (the “Merger Agreement”), by and among Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”), Enterprise Products GP, LLC, a Delaware limited liability company and the general partner of EPD, Enterprise ETE LLC, a Delaware limited liability company (“MergerCo”), the Partnership and the General Partner, pursuant to which, among other things, the Partnership will merge with and into MergerCo (the “Merger”), with MergerCo as the surviving entity and each issued and outstanding unit representing limited partner interests of the Partnership (“Unit”) will be converted into the right to receive 1.5 common units representing limited partner interests of EPD; and

WHEREAS, the General Partner owns a 0.01% general partner interest in the Partnership; and

WHEREAS, the General Partner has determined that conversion of its 0.01% general partner interest in the Partnership into (i) a non-economic interest in the Partnership and (2) 13,921 Units does not adversely affect the Limited Partners in any material respect;

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.               Amendments.

(a)           Section 5.2(a).  Section 5.2(a) is hereby amended and restated:

(a)           The Interest of the General Partner in the Partnership that was continued as a 0.01% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, is hereby converted into a non-economic

General Partner Interest and 13,921 Units.  From the date hereof, the General Partner Interest shall only represent a non-economic management interest of the General Partner in the Partnership.  EPE Holdings, LLC hereby continues as general partner of the Partnership and the Partnership is continued without dissolution.

Section 2.               Ratification of Partnership Agreement.  Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.               Governing Law.  This Fourth Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

Section 4.               Counterparts.  This Fourth Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, this Fourth Amendment has been executed as of the date first written above.

General Partner:

EPE HOLDINGS, LLC

By:	/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
President and Chief Executive Officer